

Mail Stop 4631

September 6, 2017

<u>Via E-mail</u>
John T. Jordan, Jr.
Chief Financial Officer
Limbach Holdings, Inc.
31-35th Street
Pittsburgh, PA 15201

Re: Limbach Holdings, Inc.
Registration Statement on Form S-3
Filed August 30, 2017
File No. 333-220265

Dear Mr. Jordan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Scott Wright, Esq.
Joel L. Rubenstein, Esq.
Elliot M. Smith, Esq.
Sarah E. Ross, Esq.